UNITED HYDROGEN GLOBAL INC.

UNITED HYDROGEN GROUP INC.

3RD FLOOR, BUILDING 3, NO. 715 YINGSHUN ROAD

QINGPU DISTRICT, SHANGHAI

THE PEOPLE’S REPUBLIC OF CHINA, 201799

VIA EDGAR

August 7, 2025

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric McPhee, Jennifer Monick, Jaffrey Gabor, Pam Howell

Re:	United Hydrogen Global Inc.

United Hydrogen Group Inc.

Amended Registration Statement on Form F-4

Filed July 2, 2025

File No. 333-284430

Dear Sir/Madam:

On behalf of our clients, United Hydrogen Global Inc. and United Hydrogen Group Inc., each an exempted company incorporated in the Cayman Islands (collectively, the “Company”), we hereby submit to the staff (the “Staff”) of the U.S. Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 28, 2025 on the Company’s Amended Registration Statement on Form F-4 previously filed on July 2, 2025 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its Amendment No. 3 to Registration Statement on Form F-4 (the “Revised Registration Statement No. 3”) with exhibits via EDGAR to the Commission for review.

The Company has responded to the Staff’s comments by revising the Registration Statement to address the comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement No. 3.

Amendment No. 2 to Registration Statement on Form F-4

Unaudited Pro Forma Combined Balance Sheet Adjustments, page 167

1.	We note your revisions to your adjustment, such that you now deduct the full amount of cash payments of professional expenses of $1.4 million against additional paid-in capital. We further note your disclosure that these professional fees include audit expenses. Please tell us how you determined audit expenses should be deducted against additional paid-in capital.

Response: In response to the Staff’s comment, we clarified that the professional expenses of $1.4 million did not include audit expenses. We have revised our disclosure on page 167in Revised Registration Statement No. 3, stating that “The professional expenses were comprised of legal expenses, financial advisory expenses, fairness opinion expenses and other service fees.”

Comparative Share Information, page 170

2.	We note you disclose a $(4,183,768) net loss for the year ended December 31, 2024 in the Pro Forma Combined Assuming No Redemptions into Cash column in the table at the bottom of page 170. Please revise this amount for consistency with your Unaudited Pro Forma Combined Statement of Operations on page 168, or advise.

Response: In response to the Staff’s comment, we have revised the amount of net loss for the year ended December 31, 2024 in the Pro Forma Combined Assuming No Redemptions into Cash column in the table on page 170 in Revised Registration Statement No. 3.

Aimei Health Management’s Discussion and Analysis of Financial Condition and Results of Operations Controls and Procedures, page 204

3.	We note the Form 10-K for Aimei Health Technology Co., Ltd stated that it did not maintain effective internal control over financial reporting as of December 31, 2024, due to the material weakness in its internal controls as a result of inadequate segregation of duties within accounting processes due to limited personnel and insufficient written policies and procedures for accounting, IT, and financial reporting and record keeping. Please revise your Form F-4 to also disclose this information.

Response: In response to the Staff’s comment, we have revised our disclosure on page 204 in Revised Registration Statement No. 3 to include the disclosure of “our disclosure controls and procedures were not effective, due to the material weakness in our internal controls as a result of inadequate segregation of duties within accounting processes due to limited personnel and insufficient written policies and procedures for accounting, IT, and financial reporting and record keeping.”

Industry Overview of Hydrogen Energy, page 205

4.	We note the statement that "the information and data presented below may not reflect market conditions as of the date of this proxy statement/prospectus." As it is not appropriate for the company to directly or indirectly disclaim liability for information in the registration statement, please remove such disclosure or include a sentence confirming that the company is responsible for all of the disclosure in the registration statement.

Response: In response to the Staff’s comment, we have removed such disclosure on page 205.

United Hydrogen Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 244

5.	We note your disclosure that you have negotiated with your customers on the collection of payments and they agreed to make payments before June 30, 2025, and that you will make payments to your suppliers once you get paid from your customers. Please tell us what consideration you gave to disclosing the amount of accounts receivable collected and accounts payable paid subsequent to December 31, 2024 and prior to the date of your filing. Refer to Item 303 of Regulation S-X.

Response: In response to the Staff’s comment, we have revised our disclosure on page 244 to disclose the amount of accounts receivable collected and accounts payable paid subsequent to December 31, 2024 and prior to the date of the Company’s filing.

6.	We note the second consent within Exhibit 23.3 related to the financial statements of United Hydrogen Group Inc. refers to the related Prospectus of United Hydrogen Group Inc. Please have your auditor revise their consent to refer to the related Prospectus of United Hydrogen Global Inc.

Response: In response to the Staff’s comment, we have included the auditor’s consent related to United Hydrogen Global Inc. financial statements as Exhibit 23.3.

Thank you for your assistance in this matter. You may contact the undersigned by phone at +1 (650)513-2555 (ext. 103) or via e-mail at laimeng@magstonelaw.com.

Very truly yours,

/s/ Meng Lai
Meng (Mandy) Lai

cc:	Ms. Xia Ma, Chief Executive Officer
United Hydrogen Global Inc.

Mr. Yue (Mark) Li, Esq.
MagStone Law, LLP

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